FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated October 29, 2009 regarding consolidated financial results for the second quarter ended September 30, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date November 4, 2009	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Consolidated Financial Results

For the Second Quarter ended September 30, 2009

Tokyo, October 29, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for the second quarter of fiscal 2009, ended September 30, 2009.

Notes:

1. All figures, except for the outlook for the fiscal 2009, were converted at the rate of 90 yen to the U.S. dollar, the approximate exchange rate on the Tokyo Foreign Exchange Market as of September 30, 2009.

2. Segment information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

Summary

In millions of yen and U.S. dollars, except Net income (loss) attributable to Hitachi, Ltd. per share (6) and Net income (loss) attributable to Hitachi, Ltd. per American Depositary Share (7).

	Three months ended September 30				Six months ended September 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. $ (millions)	Yen (millions)		(D)/(C) X100 (%)	U.S. $ (millions)
	2008 (A)	2009 (B)		2009	2008 (C)	2009 (D)		2009
1. Revenues	2,767,052	2,232,057	81	24,801	5,310,547	4,124,958	78	45,833
2. Operating income (loss)	119,389	25,836	22	287	197,082	(24,760)	—	(275)
3. Income (loss) before income taxes	54,528	(29,311)	—	(326)	138,143	(110,139)	—	(1,224)
4. Net income (loss)	9,899	(48,107)	—	(535)	64,279	(138,874)	—	(1,543)
5. Net income (loss) attributable to Hitachi, Ltd.	(17,370)	(50,556)	—	(562)	14,187	(133,221)	—	(1,480)
6. Net income (loss) attributable to Hitachi, Ltd. per share
Basic	(5.23)	(15.21)	—	(0.17)	4.27	(40.08)	—	(0.45)
Diluted	(5.29)	(15.21)	—	(0.17)	3.98	(40.08)	—	(0.45)
7. Net income (loss) attributable to Hitachi, Ltd. per ADS (representing 10 shares)
Basic	(52)	(152)	—	(1.69)	43	(401)	—	(4.46)
Diluted	(53)	(152)	—	(1.69)	40	(401)	—	(4.46)

Notes:

1. The Company’s consolidated financial statements are prepared based on U.S. GAAPs.

2. Segment Information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

3. Upon the adoption of Accounting Standards Codification 810-10-65-1, “Income before income taxes and minority interests”, “Income before minority interests” and “Net income” are changed to “Income before income taxes”, “Net income” and “Net income attributable to Hitachi, Ltd.”, respectively, from Fiscal 2009.

4. The figures are for 927 consolidated subsidiaries, including Variable Interest Entities, and 166 equity-method affiliates.

1. Qualitative Information Concerning Consolidated Business Results

(1)	Summary of Fiscal 2009 Second-Quarter (Three Months Ended September 30, 2009) and First-Half (Six Months Ended September 30, 2009) Consolidated Business Results

	Three months ended September 30, 2009			Six months ended September 30, 2009
	Yen (billions)	Year-over-year change % or billion yen	U.S. dollars (millions)	Yen (billions)	Year-over-year Change % or billion yen	U.S. dollars (millions)
Revenues	2,232.0	(19% )	24,801	4,124.9	(22% )	45,833
Operating income (loss)	25.8	(93.5)	287	(24.7)	(221.8)	(275)
Loss before income taxes	(29.3)	(83.8)	(326)	(110.1)	(248.2)	(1,224)
Net loss	(48.1)	(58.0)	(535)	(138.8)	(203.1)	(1,543)
Net loss attributable to Hitachi, Ltd.	(50.5)	(33.1)	(562)	(133.2)	(147.4)	(1,480)

The world economy, which sharply declined starting in September 2008, finally leveled out in the first half of fiscal 2009, the year ending March 31, 2010, due to the effect of various countries’ economic stimulus packages. However, conditions remained severe, with both consumption and production levels extremely low.

The U.S., European and other industrialized economies continued to weaken as employment and personal income worsened, although conditions have stopped deteriorating. On the other hand, the Chinese economy is staging an ongoing recovery, as highlighted by 8.9% year-over-year GDP growth in the July-September quarter, spurred by massive government pump-priming measures centered on expanding domestic demand.

In Japan, the economy bottomed out, with production and exports both registering increases compared to the second half of fiscal 2008 (October 2008 to March 2009), reflecting progress adjusting automobile and electronic component and device inventories, as well as government stimulus and resurgent exports to China. Still, the Japanese economy fell short of achieving a self-sustaining recovery, with consumer spending and housing investment lackluster against a backdrop of falling capital investment and worsening employment and personal incomes.

In this environment, Hitachi’s consolidated revenues for the first half of fiscal 2009 declined 22% year over year, to 4,124.9 billion yen. This mainly reflected lower year-over-year revenues in the High Functional Materials & Components, the Power & Industrial Systems and the Information & Telecommunication Systems segments in line with falling demand for automobiles, semiconductors, industrial components and equipment and certain other products, as well as drifting corporate capital investment.

Overseas revenues decreased 26% year over year to 1,704.5 billion yen due to the prolonged heavy impact of falling demand worldwide, despite sales to China and other emerging economies were higher than to industrialized nations.

Hitachi posted a consolidated operating loss of 24.7 billion yen, 221.8 billion yen lower year over year as earnings in the Power & Industrial Systems, the High Functional Materials & Components, the Information & Telecommunication Systems and the Electronic Devices segments, which dropped in the second half of fiscal 2008, failed to recover to the levels recorded in the first half of fiscal 2008. The Digital Media & Consumer Products segment, however, saw earnings improve year over year due to cost cuttings from business restructuring. The actual consolidated operating loss was an 85.2 billion yen improvement on the initial forecast announced on May 12, 2009. This was the result of Hitachi group-wide activities to cut fixed costs and procurement costs, progress with structural reforms in various businesses, and rigorous project management.

Hitachi posted net other deductions of 85.3 billion yen, 26.4 billion yen worse than the corresponding period of the previous fiscal year, despite a decline in expenses related to business restructuring, including impairment losses on fixed assets. The deterioration in net other deductions reflected the booking again of equity in losses of semiconductor-related affiliated company, whose sales dropped rapidly in the second half of fiscal 2008, despite improved performances compared with initial forecasts. Another factor was the impairment of securities as share prices failed to rebound to the level at September 30, 2008 despite the share market recovery since the end of March 2009. Net other deductions improved 24.6 billion yen compared with the initial forecast, due to an improvement in equity in losses of semiconductor-affiliated company in line with improved performances, as well as decreased losses on disposal of fixed assets and exchange losses.

As a result of the above, Hitachi recorded a loss before income taxes of 110.1 billion yen, 248.2 billion yen lower year over year due to the challenging business environment which began deteriorating in the latter half of fiscal 2008, although this represented an improvement over the initial forecast. After taxes of 28.7 billion yen, Hitachi posted a net loss of 138.8 billion yen, 203.1 billion yen worse year over year. After net loss attributable to noncontrolling interests of 5.6 billion yen, Hitachi recorded a net loss attributable to Hitachi, Ltd. of 133.2 billion yen, 147.4 billion yen worse year over year.

For the second quarter of fiscal 2009, the three months ended September 30, 2009, consolidated revenues were down 19% year over year, at 2,232.0 billion yen. Operating income declined 93.5 billion yen from the same period of the previous fiscal year to 25.8 billion yen, despite second-quarter profits were posted by all segments except Power & Industrial Systems. Hitachi also recorded a net loss attributable to Hitachi, Ltd. of 50.5 billion yen, 33.1 billion yen worse year over year. Compared to the first quarter of fiscal 2009, the April to June 2009 quarter, revenues increased 17% in the second quarter, while the operating loss narrowed over the same period by 76.4 billion yen due to reductions in fixed expenses, lower costs and progress with business structure reforms. Hitachi’s performance thus improved in the second quarter of fiscal 2009 after having worsened from the second half of fiscal 2008.

(2) Revenues and Operating Income (Loss) by Segment

Results by segment were as follows:

[Information & Telecommunication Systems]

	Three months ended September 30, 2009				Six months ended September 30, 2009
	Yen (billions)	Year-over-year % change		U.S. dollars (millions)	Yen (billions)	Year-over-year % change		U.S. dollars (millions)
Revenues	565.0	(18%	)	6,278	1,036.7	(19%	)	11,519
Operating income	23.8	(51%	)	265	27.0	(63%	)	301

For first half of fiscal 2009, Information & Telecommunication Systems segment recorded revenues of 1,036.7 billion yen, a decrease of 19% year over year. Software and services posted lower revenues year over year, reflecting lower revenues from both software and services. In addition to a constrained investment in the financial and industrial sectors largely due to the lackluster domestic economy, the lower revenues reflected a decrease in demand for large system construction, including system integration at mega-banks and for the transition to an electronic share certificate system in Japan. Hardware revenues, including storage systems, fell year over year due to soft demand and the effect of foreign currency fluctuations.

Segment operating income fell 63% year over year, to 27.0 billion yen. Software and services recorded lower operating income as revenues fell. Due to anemic demand that resulted in less earnings in HDD operations and Hitachi Kokusai Electric Inc., which became a consolidated subsidiary in March 2009, hardware also posted lower operating income. However, the operating income result was higher than the initial forecast due to rigorous project management and the benefits of fixed-cost reductions.

For the second quarter of fiscal 2009, revenues declined 18% year over year, to 565.0 billion yen. Operating income declined 51% year over year, to 23.8 billion yen, but increased 20.6 billion yen from the previous quarter. Segment performance, which worsened in the previous quarter, thus improved in the second quarter of fiscal 2009. In addition, HDD operations have returned to profitability in the July-September quarter of 2009; these earnings will be booked in Hitachi’s third quarter of fiscal 2009.

Note:	The HDD operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the six months ended September 30, 2009 include the operating results of Hitachi GST for the six months ended June 30, 2009.

[Electronic Devices]

	Three months ended September 30, 2009				Six months ended September 30, 2009
	Yen (billions)	Year-over-year % change		U.S. dollars (millions)	Yen (billions)	Year-over-year % change		U.S. dollars (millions)
Revenues	230.4	(35%	)	2,561	420.3	(34%	)	4,671
Operating income (loss)	3.3	(83%	)	37	(3.8)	—		(43)

For the first half of fiscal 2009, Electronic Devices revenues were 420.3 billion yen, 34% down year over year. One factor was lower revenues at Hitachi High-Technologies Corporation resulting mainly from decreased sales of semiconductor-related production equipment and electronic components, as the electronics industry including semiconductor did not achieve a full-fledged recovery despite signs of an underlying recovery. Another factor behind the decline in segment revenues was lower sales of displays, despite an increase in sales of high-definition displays for mobile phones, because of soft demand for certain other products.

The segment recorded an operating loss of 3.8 billion yen, 32.3 billion yen worse year over year, due to lower earnings at Hitachi High-Technologies because of lower sales.

For the second quarter of fiscal 2009, segment revenues declined 35%, to 230.4 billion yen, while operating income declined 83%, to 3.3 billion yen year over year. However, segment performance, which had worsened from the second half of fiscal 2008, improved from the previous quarter by 10.4 billion yen.

[Power & Industrial Systems]

	Three months ended September 30, 2009				Six months ended September 30, 2009
	Yen (billions)	Year-over-year % change		U.S. dollars (millions)	Yen (billions)	Year-over-year % change		U.S. dollars (millions)
Revenues	778.4	(11%	)	8,649	1,435.5	(15%	)	15,951
Operating loss	(5.8)	—		(65)	(22.6)	—		(252)

For the first half of fiscal 2009, Power & Industrial Systems revenues declined 15% year over year, to 1,435.5 billion yen, despite firm growth in sales of elevators and escalators in China and thermal power plant equipment in Europe, as well as the impact of making Hitachi Koki Co., Ltd. a consolidated subsidiary in March 2009. The overall decline in segment revenues was the result of sharply lower year-over-year sales at Hitachi Construction Machinery Co., Ltd. due to the effect of falling global demand, and in the automotive systems business despite improvements over the initial forecast in the automotive systems business as a result of economic stimulus measures implemented by various governments.

The segment recorded an operating loss of 22.6 billion yen, 86.2 billion yen worse year over year, reflecting sales in the automotive systems business and at Hitachi Construction Machinery that were only around 60% of the level recorded in the same period of the previous fiscal year. This result came despite improved earnings in the power systems business and at Hitachi Plant Technologies, Ltd. on account of better project management and other factors, and improved earnings compared to the initial forecast in the automotive systems business due to the benefits of business structural reforms.

For the second quarter of fiscal 2009, segment revenues declined 11% year over year, to 778.4 billion yen. The operating loss widened year over year by 43.1 billion yen to 5.8 billion yen. However, segment performance, which had worsened from the second half of fiscal 2008, improved from the previous quarter by 11.0 billion yen.

[Digital Media & Consumer Products]

	Three months ended September 30, 2009				Six months ended September 30, 2009
	Yen (billions)	Year-over-year % change		U.S. dollars (millions)	Yen (billions)	Year-over-year % change		U.S. dollars (millions)
Revenues	278.0	(23%	)	3,090	519.3	(25%	)	5,771
Operating income (loss)	4.2	—		48	(9.1)	—		(102)

The Digital Media & Consumer Products segment saw revenues drop 25%, to 519.3 billion yen. The lower overall segment revenues reflected the impact of the large reduction of overseas sales channels for flat-panel TVs as part of business structural reforms designed to lower operational risk, as well as lower sales of air conditioners due to constrained capital investment and a cool summer. Sales of refrigerators increased, however, spurred by the Japanese government’s eco-point program.

The segment posted an operating loss of 9.1 billion yen, 17.4 billion yen better than in the first half of fiscal 2008, despite the decrease in sales and sales prices. This was the result of a narrower loss in the flat-panel TV business resulting from the switch to procuring plasma panels from outside the Hitachi Group, thus reducing overseas sales channels and other actions. There was also a 7.8 billion yen improvement compared to the initial forecast, reflecting cost savings from business restructuring.

For the second quarter of fiscal 2009, segment revenues dropped 23% year over year, to 278.0 billion yen. The segment realized second-quarter operating income of 4.2 billion yen. This was a 17.0 billion yen improvement year over year and a 17.6 billion yen improvement from the first quarter of fiscal 2009 due to the benefits of ongoing structural reforms.

[High Functional Materials & Components]

	Three months ended September 30, 2009				Six months ended September 30, 2009
	Yen (billions)	Year-over-year % change		U.S. dollars (millions)	Yen (billions)	Year-over-year % change		U.S. dollars (millions)
Revenues	306.2	(34%	)	3,402	578.8	(37%	)	6,432
Operating income	8.9	(73%	)	100	6.4	(91%	)	71

For the first half of fiscal 2009, High Functional Materials & Components revenues decreased 37%, to 578.8 billion yen. This mainly reflected large sales decreases at Hitachi Metals, Ltd., Hitachi Chemical Co., Ltd., and Hitachi Cable, Ltd. due to falling worldwide demand, although signs of an up-tick in demand are starting to emerge for automotive components- and semiconductor-related products due to progress in adjusting inventories.

The segment reported operating income of 6.4 billion yen, 91% down year over year due to the heavy impact of a rapid decline in demand in the second half of fiscal 2008. This result was despite Hitachi Chemical and other businesses recording improvements over initial forecasts due to the benefits of fixed-cost reductions and procurement expenses.

For the second quarter of fiscal 2009, segment revenues declined 34%, to 306.2 billion yen. Segment operating income declined 73% year over year, to 8.9 billion yen. The segment recorded a marked deterioration in operating income in the second half of fiscal 2008, but operating income recovered rapidly in the first quarter of fiscal 2009 and the result in the second quarter of fiscal 2009 was a further 11.4 billion yen improvement on the previous quarter, as the segment recorded a quarterly profit.

[Logistics, Services & Others]

	Three months ended September 30, 2009				Six months ended September 30, 2009
	Yen (billions)	Year-over-year % change		U.S. dollars (millions)	Yen (billions)	Year-over-year % change		U.S. dollars (millions)
Revenues	241.8	(14%	)	2,687	454.9	(21%	)	5,055
Operating income	0.9	(87%	)	11	3.5	(70%	)	39

For the first half of fiscal 2009, Logistics, Services & Others revenues declined 21%, to 454.9 billion yen due to lower revenues at Hitachi Transport System, Ltd. on account of soft demand and lower sales at overseas sales subsidiaries.

Segment operating income dropped 70%, to 3.5 billion yen year-over-year because of decreased revenues and other factors.

For the second quarter of fiscal 2009, segment revenues declined 14%, to 241.8 billion yen. Segment operating income declined 87%, to 0.9 billion yen.

[Financial Services]

	Three months ended September 30, 2009			Six months ended September 30, 2009
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)	Yen (billions)	Year-over-year % change		U.S. dollars (millions)
Revenues	142.8	46%	1,587	235.0	24%		2,612
Operating income	1.1	11%	13	3.5	(53%	)	39

For the first half of fiscal 2009, Financial Services revenues increased 24% year over year, to 235.0 billion yen. Although lease transactions declined amid falling capital investment and personal spending, the segment also recorded large cancellation penalty payment receipts.

Segment operating income dropped 53%, to 3.5 billion yen, mainly due to lower lease transaction volumes and increased bad debt expenses at Hitachi Capital Corporation.

For the second quarter of fiscal 2009, segment revenues increased 46% year over year, to 142.8 billion yen. Operating income increased 11% year over year, to 1.1 billion yen.

(3) Revenues by Market

	Three months ended September 30, 2009				Six months ended September 30, 2009
	Yen (billions)	Year-over-year % change		U.S. dollars (millions)	Yen (billions)	Year-over-year % change		U.S. dollars (millions)
Japan	1,319.7	(18%	)	14,663	2,420.3	(20%	)	26,893
Outside Japan	912.3	(21%	)	10,137	1,704.5	(26%	)	18,940
Asia	425.8	(22%	)	4,732	782.8	(27%	)	8,699
North America	181.5	(27%	)	2,018	353.9	(27%	)	3,933
Europe	201.0	(16%	)	2,234	379.8	(25%	)	4,220
Other Areas	103.9	(13%	)	1,154	187.9	(20%	)	2,088

Revenues in Japan were 2,420.3 billion yen, down 20% year over year, reflecting lower revenues mainly in the High Functional Materials & Components and Power & Industrial Systems segments.

Outside Japan revenues declined 26%, to 1,704.5 billion yen due to falling demand worldwide. Sales to China and other emerging economies were higher than to industrialized nations.

As a result, the ratio of overseas revenues to consolidated revenues declined 2 percentage points to 41%.

In the second quarter, revenues in Japan dropped 18% year over year, to 1,319.7 billion yen. Overseas revenues declined 21%, to 912.3 billion yen.

(4) Capital Investment, Depreciation and R&D Expenditures

Capital investment on a completion basis, excluding leasing assets, decreased 42% year over year, to 127.3 billion yen. Hitachi continued to only select investments, concentrating investments on strengthening the business base of the Power & Industrial Systems and the Information & Telecommunication Systems segments in order to bolster the Social Innovation Business.

Depreciation, excluding leasing assets, decreased 7%, to 179.2 billion yen, mainly due to the stricter selection of capital investments.

R&D expenditures declined 15%, to 178.9 billion yen, which corresponded to 4.3% of consolidated revenues. Although Hitachi only selected development investments, the Company invested aggressively in strategic products that underpin the Social Innovation Business.

For the second quarter of fiscal 2009, capital investment on a completion basis, excluding leasing assets, decreased 47%, to 62.9 billion yen. Depreciation, excluding leasing assets, decreased 6%, to 89.7 billion yen. R&D expenditures decreased 18%, to 92.2 billion yen, and corresponded to 4.1% of consolidated revenues.

2. Financial Position

(1) Financial Position

	As of September 30, 2009
	Yen (billions)	Change from March 31, 2009	U.S. dollars (millions)
Total assets	8,835.1	(568.5)	98,168
Total liabilities	6,761.8	(462.5)	75,131
Interest-bearing debt	2,557.7	(262.3)	28,419
Total Hitachi, Ltd. stockholders’ equity	962.0	(87.9)	10,689
Noncontrolling interests	1,111.2	(18.1)	12,348
Total Hitachi, Ltd. stockholders’ equity ratio	10.9%	0.2 point deterioration	—
D/E ratio (including noncontrolling interests)	1.23 times	0.06 point improvement	—

Total assets as of September 30, 2009 were 8,835.1 billion yen, a decrease of 568.5 billion yen from March 31, 2009. This was the result of ongoing efforts to reduce assets by improving asset efficiency, in addition to reductions of fixed costs and procurement expenses as well as structural reforms of unprofitable businesses. Consequently, interest-bearing debt decreased 262.3 billion yen, to 2,557.7 billion yen from March 31, 2009. Total Hitachi, Ltd. stockholders’ equity decreased 87.9 billion yen over the same period, to 962.0 billion yen, with the reduction of pension liability adjustments and other factors somewhat mitigating the net loss attributable to Hitachi, Ltd. As a result, the total Hitachi, Ltd. stockholders’ equity ratio was 10.9%. The debt-to-equity ratio (including noncontrolling interests) was 1.23 times.

(2) Cash Flows

	Six months ended September 30, 2009
	Yen (billions)	Year-over-year change	U.S. dollars (millions)
Cash flows from operating activities	332.5	85.6	3,695
Cash flows from investing activities	(255.8)	(13.1)	(2,843)
Free cash flows	76.6	72.5	851
Cash flows from financing activities	(265.5)	(198.6)	(2,951)

Operating activities provided net cash of 332.5 billion yen, an 85.6 billion yen increase on the same period of the previous fiscal year. Although the net loss increased, this increase in operating cash flows was the result of quickly collecting accounts receivable and reducing inventories.

Investing activities used net cash of 255.8 billion yen, 13.1 billion yen more year over year, despite the stricter selection of investments, including property, plant and equipment. This was due to a decrease in the securitization of investments in leases as well as subscription to an allotment of shares to shareholders to increase capital by Renesas Technology Corp. in September 2009.

Free cash flows, the sum of cash flows from operating and investing activities, improved 72.5 billion yen year over year, to 76.6 billion yen.

Financing activities used net cash of 265.5 billion yen, 198.6 billion yen more than in the first half of the previous fiscal year. This was due to the repayment of debt with cash built up at the end of March 2009.

The net result of the above items was a decrease of 190.4 billion yen in cash and cash equivalents, to 617.4 billion yen.

3. Outlook for Fiscal 2009

	Year ending March 31, 2010
	Yen (billions)	Year-over-year change % or billion yen		U.S. dollars (millions)
Revenues	8,700.0	(13%	)	93,548
Operating income	80.0	(47.1)		860
Loss before income taxes	(90.0)	199.8		(968)
Net loss	(220.0)	575.1		(2,366)
Net loss attributable to Hitachi, Ltd.	(230.0)	557.3		(2,473)

Note: All fiscal 2009 outlook figures were converted using 93 yen to the U.S. dollar.

In terms of the overall business environment going forward, the Japanese economy has seen exports turn upward, mainly to China, as well as strong sales of automobiles and household appliances, which have been stimulated by government spending programs. Nevertheless, personal spending and corporate investment remain at low levels. The Chinese economy has registered comparatively high economic growth on the back of aggressive government economic stimulus measures. However, the pace of growth may slow going forward as authorities begin to tighten bank lending because of concerns about excess spare production capacity. The global economy as a whole see production bottoming out due to progress with inventory adjustments, but consumer demand remains subdued, particularly in industrialized nations, and a recovery in capital investment is expected to take some time. Furthermore, the deterioration in employment and wages is expected to continue. Considering these factors, an economic recovery is not expected until the latter half of fiscal 2010.

Hitachi has lowered its full-year forecast for consolidated revenues due to concerns about a delayed recovery in private-sector capital expenditures, although the third and fourth quarters of fiscal 2009 should see a continued mild economic recovery. On the other hand, Hitachi has raised its previous earnings forecasts due to stronger earnings power in the Social Innovation Business, the benefits of business structure reforms and improved earnings in HDD operations, among other factors.

Hitachi is assuming exchange rates of 90 yen to the U.S. dollar and 125 yen to the euro for the third and fourth quarters of fiscal 2009.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate and/or the price of raw materials;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

Consolidated Statements of Operations

	Three months ended September 30				Six months ended September 30
	Yen (millions)		(B)/(A) X100	U.S. $ (millions)	Yen (millions)		(D)/(C) X100	U.S. $ (millions)
	2008 (A)	2009 (B)	(%)	2009	2008 (C)	2009 (D)	(%)	2009
Revenues	2,767,052	2,232,057	81	24,801	5,310,547	4,124,958	78	45,833
Cost of sales	2,117,559	1,740,071	82	19,334	4,073,494	3,200,326	79	35,559
Selling, general and administrative expenses	530,104	466,150	88	5,179	1,039,971	949,392	91	10,549
Operating income (loss)	119,389	25,836	22	287	197,082	(24,760)	—	(275)
Other income	11,423	3,796	33	42	26,569	9,531	36	106
(Interest and dividends)	6,220	3,796	61	42	17,159	9,348	54	104
(Other)	5,203	0	0	0	9,410	183	2	2
Other deductions	76,284	58,943	77	655	85,508	94,910	111	1,055
(Interest charges)	8,673	6,524	75	72	18,273	13,558	74	151
(Other)	67,611	52,419	78	582	67,235	81,352	121	904
Income (loss) before income taxes	54,528	(29,311)	—	(326)	138,143	(110,139)	—	(1,224)
Income taxes	44,629	18,796	42	209	73,864	28,735	39	319
Net income (loss)	9,899	(48,107)	—	(535)	64,279	(138,874)	—	(1,543)
Less: Net income (loss) attributable to noncontrolling interests	27,269	2,449	9	27	50,092	(5,653)	—	(63)
Net income (loss) attributable to Hitachi, Ltd.	(17,370)	(50,556)	—	(562)	14,187	(133,221)	—	(1,480)

Consolidated Balance Sheets

	Yen (millions)		(B)-(A)	U.S. Dollars (millions)
	As of March 31, 2009 (A)	As of September 30, 2009 (B)		As of September 30, 2009
Total Assets	9,403,709	8,835,164	(568,545)	98,168

Current assets	5,065,399	4,573,756	(491,643)	50,820
Cash and cash equivalents	807,926	617,445	(190,481)	6,861
Short-term investments	8,654	23,515	14,861	261
Trade receivables
Notes	105,218	85,811	(19,407)	953
Accounts	2,028,060	1,814,978	(213,082)	20,166
Investments in leases	170,340	181,507	11,167	2,017
Inventories	1,456,271	1,380,600	(75,671)	15,340
Other current assets	488,930	469,900	(19,030)	5,221

Investments and advances	693,487	704,042	10,555	7,823

Property, plant and equipment	2,393,946	2,319,534	(74,412)	25,773

Other assets	1,250,877	1,237,832	(13,045)	13,754

Total Liabilities and Stockholders’ equity	9,403,709	8,835,164	(568,545)	98,168

Current liabilities	4,621,904	4,053,609	(568,295)	45,040
Short-term debt and current portion of long-term debt	1,530,457	1,155,334	(375,123)	12,837
Trade payables
Notes	39,811	23,453	(16,358)	261
Accounts	1,138,770	1,032,898	(105,872)	11,477
Advances received	386,519	417,039	30,520	4,634
Other current liabilities	1,526,347	1,424,885	(101,462)	15,832

Noncurrent liabilities	2,602,453	2,708,226	105,773	30,091
Long-term debt	1,289,652	1,402,398	112,746	15,582
Retirement and severance benefits	1,049,597	1,033,107	(16,490)	11,479
Other liabilities	263,204	272,721	9,517	3,030

Total stockholders’ equity	2,179,352	2,073,329	(106,023)	23,037
Total Hitachi, Ltd. stockholders’ equity	1,049,951	962,036	(87,915)	10,689
Common stock	282,033	282,033	0	3,134
Capital surplus	560,066	559,878	(188)	6,221
Legal reserve and retained earnings	820,440	687,219	(133,221)	7,636
Accumulated other comprehensive loss	(586,351)	(540,930)	45,421	(6,010)
(Foreign currency translation adjustments)	(179,737)	(179,983)	(246)	(2,000)
(Pension liability adjustments)	(405,082)	(374,627)	30,455	(4,163)
(Net unrealized holding gain on available-for-sale securities)	12	15,097	15,085	168
(Cash flow hedges)	(1,544)	(1,417)	127	(16)
Treasury stock	(26,237)	(26,164)	73	(291)
Noncontrolling interests	1,129,401	1,111,293	(18,108)	12,348

Consolidated Statements of Cash Flows

	Six months ended September 30
	Yen (millions)		U.S. Dollars (millions)
	2008	2009	2009
Cash flows from operating activities
Net income (loss)	64,279	(138,874)	(1,543)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	236,775	223,877	2,488
Decrease in receivables and inventories	26,752	290,835	3,232
Decrease in payables	(104,774)	(125,521)	(1,395)
Other	23,883	82,246	914

Net cash provided by operating activities	246,915	332,563	3,695

Cash flows from investing activities
Decrease in short-term investments	50,729	1,711	19
Purchase of rental assets and other properties, net	(374,251)	(264,797)	(2,942)
Sales (purchase) of investments in securities, net	11,441	(33,644)	(374)
Collection of investments in leases	129,781	82,868	921
Other	(60,447)	(42,031)	(467)

Net cash used in investing activities	(242,747)	(255,893)	(2,843)

Cash flows from financing activities
Decrease in interest-bearing debt	(43,441)	(250,937)	(2,788)
Dividends paid to stockholders	(9,943)	(134)	(1)
Dividends paid on noncontrolling interests	(13,132)	(13,560)	(151)
Other	(391)	(944)	(10)

Net cash used in financing activities	(66,907)	(265,575)	(2,951)

Effect of exchange rate changes on cash and cash equivalents	(1,770)	(1,576)	(18)

Net decrease in cash and cash equivalents	(64,509)	(190,481)	(2,116)

Cash and cash equivalents at beginning of the period	560,960	807,926	8,977

Cash and cash equivalents at end of the period	496,451	617,445	6,861

Segment Information

(1) Industry Segments

	Three months ended September 30						Six months ended September 30
	Yen				(B)/(A)	U.S. $	Yen			(D)/(C)	U.S. $
	(millions)				X100	(millions)	(millions)			X100	(millions)
	2008(A)		2009(B)		(%)	2009	2008(C)		2009(D)	(%)	2009
Revenues
Information & Telecommunication Systems	688,195 22%		565,040 22%		82	6,278	1,281,796 21%		1,036,721 22%	81	11,519
Electronic Devices	356,682 11%		230,499 9%		65	2,561	641,198 11%		420,370 9%	66	4,671
Power & Industrial Systems	875,987 28%		778,408 31%		89	8,649	1,693,883 28%		1,435,573 31%	85	15,951
Digital Media & Consumer Products	359,999 12%		278,099 11%		77	3,090	695,501 12%		519,362 11%	75	5,771
High Functional Materials & Components	465,480 15%		306,214 12%		66	3,402	921,173 15%		578,869 12%	63	6,432
Logistics, Services & Others	282,708 9%		241,868 9%		86	2,687	574,955 10%		454,961 10%	79	5,055
Financial Services	97,590 3%		142,807 6%		146	1,587	189,992 3%		235,049 5%	124	2,612
Subtotal	3,126,641 100%		2,542,935 100%		81	28,255	5,998,498 100%		4,680,905 100%	78	52,010
Eliminations & Corporate Items	(359,589)		(310,878)		—	(3,454)	(687,951)		(555,947)	—	(6,177)

Total	2,767,052		2,232,057		81	24,801	5,310,547		4,124,958	78	45,833

Operating income (loss)
Information & Telecommunication Systems	48,650 36%		23,841 65%		49	265	72,173 32%		27,060 —	37	301
Electronic Devices	18,883 14%		3,302 9%		17	37	28,527 13%		(3,859 —)	—	(43)
Power & Industrial Systems	37,285 28%		(5,859 (16%	) )	—	(65)	63,518 28%		(22,691 —)	—	(252)
Digital Media & Consumer Products	(12,773 (10%	) )	4,278 12%		—	48	(26,661 (12%	) )	(9,162 —)	—	(102)
High Functional Materials & Components	32,856 25%		8,995 24%		27	100	68,915 31%		6,412 —	9	71
Logistics, Services & Others	7,771 6%		994 3%		13	11	11,671 5%		3,532 —	30	39
Financial Services	1,030 1%		1,139 3%		111	13	7,475 3%		3,502 —	47	39
Subtotal	133,702 100%		36,690 100%		27	408	225,618 100%		4,794 —	2	53
Eliminations & Corporate Items	(14,313)		(10,854)		—	(121)	(28,536)		(29,554)	—	(328)

Total	119,389		25,836		22	287	197,082		(24,760)	—	(275)

Note: Revenues by industry segment include intersegment transactions.

(2) Revenues by Market

	Three months ended September 30				Six months ended September 30
	Yen		(B)/(A)	U.S. $	Yen		(D)/(C)	U.S. $
	(millions)		X100	(millions)	(millions)		X100	(millions)
	2008(A)	2009(B)	(%)	2009	2008(C)	2009(D)	(%)	2009
Japan	1,612,249 58%	1,319,707 59%	82	14,663	3,008,241 57%	2,420,374 59%	80	26,893
Asia	547,354 20%	425,845 19%	78	4,732	1,075,251 20%	782,897 19%	73	8,699
North America	249,332 9%	181,577 8%	73	2,018	484,243 9%	353,939 9%	73	3,933
Europe	238,101 9%	201,026 9%	84	2,234	508,278 10%	379,835 9%	75	4,220
Other Areas	120,016 4%	103,902 5%	87	1,154	234,534 4%	187,913 4%	80	2,088
Outside Japan	1,154,803 42%	912,350 41%	79	10,137	2,302,306 43%	1,704,584 41%	74	18,940
Total	2,767,052 100%	2,232,057 100%	81	24,801	5,310,547 100%	4,124,958 100%	78	45,833

# # #

October 29, 2009

Hitachi, Ltd.

Supplementary Information for the Second Quarter ended September 30, 2009

1. Summary(Consolidated basis)

	2008		2009
	Three months ended September 30 (A)	Six months ended September 30 (B)	Three months ended September 30		Six months ended September 30		Total (Forecast)
			(C)	(C)/(A)X100	(D)	(D)/(B)X100	(E)	(E)/FY2008X100
Revenues*1	2,767.0	5,310.5	2,232.0	81%	4,124.9	78%	8,700.0	87%
Operating income (loss)*1	119.3	197.0	25.8	22%	(24.7)	—	80.0	63%
Percentage of revenues	4.3	3.7	1.2	—	(0.6)	—	0.9	—
Income (loss) before income taxes*1	54.5	138.1	(29.3)	—	(110.1)	—	(90.0)	—
Net income (loss)*1	9.8	64.2	(48.1)	—	(138.8)	—	(220.0)	—
Net income (loss) attributable to Hitachi, Ltd.*1	(17.3)	14.1	(50.5)	—	(133.2)	—	(230.0)	—
Dividend payout ratio(%)	—	70.3	—	—	—	—	—	—
Average exchange rate (yen / U.S.$)	107	106	94	—	95	—	—	—

Net interest and dividends*1	(2.4)	(1.1)	(2.7)	—	(4.2)	—	—	—

*1	Billions of yen

Assumed exchange rate for 2nd half of fiscal 2009(yen / U.S.$):                90

	As of March 31, 2009	As of September 30, 2009
Cash & cash equivalents, Short-term investments (billions of yen)	816.5	640.9
Interest-bearing debt (billions of yen)	2,820.1	2,557.7
D/E Ratio*2 (times)	1.29	1.23
Number of employees	400,129	398,722
Japan	260,677	261,570
Overseas	139,452	137,152
Number of consolidated subsidiaries (Including Variable Interest Entities)	943	927
Japan	403	385
Overseas	540	542

*2	Including noncontrolling interests

2. Consolidated Revenues by Industry Segment

(Billions of yen)

	2008		2009
	Three months ended September 30 (A)	Six months ended September 30 (B)	Three months ended September 30		Six months ended September 30		Total (Forecast)
			(C)	(C)/(A)X100	(D)	(D)/(B)X100	(E)	(E)/FY2008X100
Information & Telecommunication Systems	688.1	1,281.7	565.0	82%	1,036.7	81%	2,250.0	87%
Electronic Devices	356.6	641.1	230.4	65%	420.3	66%	890.0	77%
Power & Industrial Systems	875.9	1,693.8	778.4	89%	1,435.5	85%	3,080.0	93%
Digital Media & Consumer Products	359.9	695.5	278.0	77%	519.3	75%	1,060.0	84%
High Functional Materials & Components	465.4	921.1	306.2	66%	578.8	63%	1,240.0	80%
Logistics, Services & Others	282.7	574.9	241.8	86%	454.9	79%	910.0	83%
Financial Services	97.5	189.9	142.8	146%	235.0	124%	400.0	97%
Eliminations & Corporate Items	(359.5)	(687.9)	(310.8)	—	(555.9)	—	(1,130.0)	—
Total	2,767.0	5,310.5	2,232.0	81%	4,124.9	78%	8,700.0	87%

3. Consolidated Operating Income (Loss) by Industry Segment

(Billions of yen)

	2008		2009
	Three months ended September 30 (A)	Six months ended September 30 (B)	Three months ended September 30		Six months ended September 30		Total (Forecast)
			(C)	(C)/(A)X100	(D)	(D)/(B)X100	(E)	(E)/FY2008X100
Information & Telecommunication Systems	48.6	72.1	23.8	49%	27.0	37%	102.0	58%
Electronic Devices	18.8	28.5	3.3	17%	(3.8)	—	(4.0)	—
Power & Industrial Systems	37.2	63.5	(5.8)	—	(22.6)	—	28.0	115%
Digital Media & Consumer Products	(12.7)	(26.6)	4.2	—	(9.1)	—	(15.0)	—
High Functional Materials & Components	32.8	68.9	8.9	27%	6.4	9%	38.0	137%
Logistics, Services & Others	7.7	11.6	0.9	13%	3.5	30%	9.0	39%
Financial Services	1.0	7.4	1.1	111%	3.5	47%	10.0	98%
Eliminations & Corporate Items	(14.3)	(28.5)	(10.8)	—	(29.5)	—	(88.0)	—
Total	119.3	197.0	25.8	22%	(24.7)	—	80.0	63%

4. Consolidated Overseas Revenues by Industry Segment

(Billions of yen)

	2008		2009
	Three months ended September 30 (A)	Six months ended September 30 (B)	Three months ended September 30		Six months ended September 30		Total (Forecast)
			(C)	(C)/(A)X100	(D)	(D)/(B)X100	(E)	(E)/FY2008X100
Information & Telecommunication Systems	240.7	475.3	182.5	76%	348.2	73%
Electronic Devices	139.2	258.2	91.7	66%	168.3	65%
Power & Industrial Systems	354.0	711.1	308.7	87%	581.6	82%
Digital Media & Consumer Products	151.2	303.8	126.1	83%	227.5	75%
High Functional Materials & Components	168.0	330.3	112.6	67%	216.9	66%
Logistics, Services & Others	87.8	195.5	77.8	89%	136.8	70%
Financial Services	13.5	27.8	12.6	93%	24.9	90%
Total	1,154.8	2,302.3	912.3	79%	1,704.5	74%	3,530.0	85%

5. Consolidated Capital Investment by Industry Segment (Completion basis, including leasing assets)

(Billions of yen)

	2008		2009
	Three months ended September 30	Six months ended September 30	Three months ended September 30		Six months ended September 30		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)X100	(D)	(D)/(B)X100	(E)	(E)/FY2008X100
Information & Telecommunication Systems	15.7	32.6	11.3	72%	24.5	75%
Electronic Devices	8.4	17.8	5.7	69%	11.4	64%
Power & Industrial Systems	54.5	91.8	27.8	51%	52.7	57%
Digital Media & Consumer Products	13.0	27.1	5.7	44%	10.1	38%
High Functional Materials & Components	28.0	51.6	12.1	43%	25.2	49%
Logistics, Services & Others	6.9	12.5	4.5	65%	10.9	87%
Financial Services	55.7	194.8	69.7	125%	145.9	75%
Eliminations & Corporate Items	(6.5)	(15.9)	(3.7)	—	(9.6)	—
Total	175.8	412.4	133.4	76%	271.3	66%	560.0	71%
Internal Use Assets	118.7	220.7	62.9	53%	127.3	58%	270.0	64%
Leasing Assets	57.1	191.6	70.4	123%	143.9	75%	290.0	80%

6. Consolidated Depreciation by Industry Segment

						(Billions of yen)
	2008		2009
	Three months ended September 30	Six months ended September 30	Three months ended September 30		Six months ended September 30		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)X100	(D)	(D)/(B)X100	(E)	(E)/FY2008X100
Information & Telecommunication Systems	21.8	48.1	20.8	95%	43.3	90%
Electronic Devices	6.0	14.3	7.1	118%	14.6	102%
Power & Industrial Systems	31.8	61.7	31.1	98%	61.7	100%
Digital Media & Consumer Products	12.7	25.4	8.0	64%	16.3	64%
High Functional Materials & Components	18.2	36.0	20.2	111%	38.8	108%
Logistics, Services & Others	6.4	12.8	6.3	99%	12.5	98%
Financial Services	16.4	36.8	20.1	122%	35.1	95%
Eliminations & Corporate Items	0.7	1.3	0.6	89%	1.1	89%
Total	114.3	236.7	114.5	100%	223.8	95%	430.0	90%
Internal Use Assets	95.6	193.4	89.7	94%	179.2	93%	350.0	89%
Leasing Assets	18.6	43.2	24.8	133%	44.6	103%	80.0	92%

7. Consolidated R&D Expenditure by Industry Segment

(Billions of yen)

	2008		2009
	Three months ended September 30	Six months ended September 30	Three months ended September 30		Six months ended September 30		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)X100	(D)	(D)/(B)X100	(E)	(E)/FY2008X100
Information & Telecommunication Systems	41.7	78.1	37.5	90%	71.4	91%
Electronic Devices	11.9	21.8	10.6	89%	19.9	92%
Power & Industrial Systems	31.0	57.5	20.9	68%	43.1	75%
Digital Media & Consumer Products	8.3	16.3	6.6	79%	12.7	78%
High Functional Materials & Components	13.3	26.1	11.2	85%	21.9	84%
Logistics, Services & Others	0.5	1.7	0.6	135%	1.4	82%
Financial Services	0.0	0.2	0.0	34%	0.0	29%
Corporate Items	5.0	8.6	4.3	86%	8.1	95%
Total	112.1	210.6	92.2	82%	178.9	85%	375.0	90%
Percentage of revenues (%)	4.1	4.0	4.1	—	4.3	—	4.3	—

8. Information & Telecommunication Systems*3

(1)Revenues and Operating Income (Loss)*4	(Billions of yen)

	2008		2009
	Three months ended September 30	Six months ended September 30	Three months ended September 30		Six months ended September 30		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)X100	(D)	(D)/(B)X100	(E)	(E)/FY2008X100
Revenues	688.1	1,281.7	565.0	82%	1,036.7	81%	2,250.0	87%
Software & Services	340.7	610.7	291.8	86%	529.7	87%	1,100.0	86%
Software	41.2	79.3	34.6	84%	69.9	88%
Services	299.5	531.4	257.2	86%	459.8	87%
Hardware	347.4	671.0	273.2	79%	506.9	76%	1,150.0	87%
Storage*5	203.4	397.6	155.7	77%	290.6	73%
Servers*6	17.5	38.1	14.9	85%	27.0	71%
PCs*7	8.4	19.6	6.4	76%	13.4	68%
Telecommunication	40.1	75.1	34.4	86%	66.5	89%
Others	78.0	140.6	61.8	79%	109.4	78%
Operating income (loss)	48.6	72.1	23.8	49%	27.0	37%	102.0	58%
Software & Services		46.2			38.8	84%	76.0	66%
Hardware		25.9			(11.8)	—	26.0	42%

*3	The Hard Disk Drive(HDD) operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the six months ended September 30, 2009 include the operating results of Hitachi GST for the six months ended June 30, 2009.
*4	Figures for each product exclude intra-segment transactions.
*5	Figures for Storage include disk array subsystems, hard disk drives, etc.
*6	Figures for Servers include general-purpose computers, UNIX servers, etc.
*7	Figures for PCs include PC servers, client PCs (only commercial use), etc.

(2)Storage Solutions (except Hard Disk Drives)	(Billions of yen)

	2008		2009
	Three months ended September 30	Six months ended September 30	Three months ended September 30		Six months ended September 30		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)X100	(D)	(D)/(B)X100	(E)	(E)/FY2008X100
Revenues	93.0	178.0	73.0	78%	142.0	80%	290.0	85%

(3)Hard Disk Drives*8*9

Period recorded for consolidated accounting purposes	2008			2009
	Three months ended September 30	Six months ended September 30	Three months ended December 31	Three months ended September 30		Six months ended September 30		Three months ended December 31
	(A)	(B)	(C)	(D)	(D)/(A)X100	(E)	(E)/(B)X100	(F)(Preliminary)	(F)/(C)X100
Shipment Period	Apr. 2008 to Jun. 2008	Jan. 2008 to Jun. 2008	Jul. 2008 to Sep. 2008	Apr. 2009 to Jun. 2009		Jan. 2009 to Jun. 2009		Jul. 2009 to Sep. 2009
Revenues
Billions of yen	150.7	297.6	158.1	108.0	72%	205.6	69%	121.0	77%
Millions of U.S. dollars	1,430	2,845	1,477	1,109	78%	2,135	75%	1,292	87%
Operating income(loss)
Billions of yen	5.6	12.4	9.1	(3.1)	—	(8.6)	—	5.5	60%
Millions of U.S. dollars	53	118	85	(32)	—	(89)	—	59	69%
Shipments (thousand units)*10	22,000	43,100	25,800	22,300	102%	41,500	96%	25,000	97%
Consumer and Commercial
2.5 inch	11,000	21,500	14,800	11,700	106%	21,900	102%	14,300	97%
3.5-inch	9,000	18,000	9,400	8,700	97%	16,400	91%	8,200	87%
Servers	1,600	2,900	1,400	1,200	78%	2,300	79%	1,500	106%
Emerging	380	570	210	440	116%	660	117%	570	268%
External HDD	—	—	—	220	—	220	—	450	—

*8	Figures include intra-segment transactions.
*9	Hitachi GST’s operating currency is U.S. dollar. Yen figures include yen / dollar conversion fluctuation.
*10	Shipment less than 100,000 units have been rounded, with the exception of Emerging and External HDD, where shipment less than 10,000 units have been rounded.

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